Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for the
Three Months Ended May 3, 2014 and May 4, 2013
and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Three Months Ended		Fiscal Year Ended
(dollars in millions)	May 3, 2014	May 4, 2013	Feb 1, 2014	Feb 2, 2013	Jan 28, 2012	Jan 29, 2011	Jan 30, 2010
Earnings from continuing operations before income taxes	$641	$779	$3,103	$4,609	$4,456	$4,495	$3,872
Capitalized interest, net	(4)	(12)	(14)	(12)	5	2	(9)
Adjusted earnings from continuing operations before income taxes	637	767	3,089	4,597	4,461	4,497	3,863
Fixed charges:
Interest expense (a)	179	193	718	799	797	776	830
Interest portion of rental expense	28	28	110	111	111	110	105
Total fixed charges	207	221	828	910	908	886	935
Earnings from continuing operations before income taxes and fixed charges (b)	$844	$988	$3,917	$5,507	$5,369	$5,383	$4,798
Ratio of earnings to fixed charges	4.08	4.48	4.73	6.05	5.91	6.08	5.13
(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.
(b) The three months ended May 4, 2013, includes the impact of the loss on early retirement of debt and the gain on sale of our U.S. credit card receivables portfolio.

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